SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For June 30, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b) (1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b) (7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K (EXCEPT FOR REFERENCES THEREIN TO “UNDERLYING PROFIT BEFORE TAX” AND ANY OTHER NON-GAAP FINANCIAL MEASURE AS SUCH TERM IS DEFINED IN REGULATION G UNDER THE SECURTIES EXCHANGE ACT OF 1934, AS AMENDED) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. FOR THE AVOIDANCE OF DOUBT, THE DISCLOSURE CONTAINING REFERENCES TO “UNDERLYING PROFIT BEFORE TAX” AND ANY OTHER NON-GAAP FINANCIAL MEASURE CONTAINED IN THE ATTACHED REPORT IS NOT INCORPORATED BY REFERENCE INTO THE ABOVE-MENTIONED REGISTRATION STATEMENT OF ING GROEP N.V.

1. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
1.1 Introduction
PRESENTATION OF INFORMATION
In this Report on Form 6-K (“Form 6-K”), and unless otherwise stated or the context otherwise dictates, references to “ING Groep N.V.”, “ING Groep” and “ING Group” refer to ING Groep N.V. and references to “ING”, the “Company”, the “Group”, “we” and “us” refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.’s primary insurance and banking subsidiaries are ING Verzekeringen N.V. (together with its consolidated subsidiaries, “ING Insurance”)  and ING Bank N.V. (together with its consolidated subsidiaries, “ING Bank”), respectively.
All references to IFRS-EU in this Form 6-K refer to International Financial Reporting Standards as adopted by the EU, including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. The consolidated financial statements of ING Group are presented in accordance with IFRS-EU. IFRS-EU differs in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). See “Shareholders’ Equity and Net Profit on the Basis of US GAAP” for a summary of the significant differences between the two frameworks and additional disclosures required under US GAAP.
IFRS-EU differs from International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement”. See “Shareholders’ Equity and Net Profit on the Basis of IFRS-IASB – Reconciliation of shareholders’ equity and net profit to IFRS-IASB” for a summary of the differences between IFRS-EU and IFRS-IASB.
Underlying profit before tax is included within this Form 6-K as this is the performance measure utilized by the Group for segment reporting. Refer to page 5 for further discussion of underlying profit before tax and to page 10 for the reconciliation of underlying profit before tax to profit before tax by reporting segment.
Unless otherwise specified or the context otherwise requires, references to “US$” and “Dollars” are to United States dollars and references to “EUR” are to euros.
Small differences are possible in the tables due to rounding.
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS
Certain of the statements contained in this Form 6-K that are not historical facts are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation,
•	changes in general economic conditions, in particular economic conditions in ING’s core markets,

•	changes in performance of financial markets, including developing markets,

•	changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness,

•	the frequency and severity of insured loss events,

•	changes affecting mortality and morbidity levels and trends,

•	changes affecting persistency levels,

•	changes affecting interest rate levels,

•	changes affecting currency exchange rates,

•	changes in general competitive factors

•	changes in laws and regulations,

•	changes in the policies of governments and/or regulatory authorities.
ING is under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

RECENT DEVELOPMENTS
On August 18, 2008, ING Direct announced that it had closed its takeover of Interhyp AG, Germany’s largest independent residential mortgage distributor. The announcement followed a 91.21% tender of Interhyp shares, giving ING Direct the desired controlling stake in the company.
Following the announcement of the June 30, 2008, results, ING declared an interim dividend of EUR 0.74 per (depositary receipt for an) ordinary share, in line with ING’s policy to set the interim dividend at half the total dividend of the previous year. ING’s shares quoted ex-dividend as of August 14, 2008, and the dividend was made payable on August 21, in Europe and August 28, in the US.
For acquisitions and disposals, see Note 2.5.7 to our condensed interim accounts.
For issuances, repurchases and repayment of debt and equity securities in issue see Note 2.5.8 to our condensed consolidated interim accounts.
RECENT DEVELOPMENTS IN CREDIT MARKETS
In the first six months of 2008, the total direct impact on ING’s profit and loss accounts from the ongoing credit and liquidity crisis remained relatively limited, with a loss before tax of EUR 140 million. In addition, the negative revaluations on subprime Residential Mortgage-Backed Securities (“RMBS”), Alt-A RMBS and Collateralized Loan Obligations (“CDOs”)/Collateralized Loan Obligations (“CLOs”), (pressurized asset classes) deteriorated by EUR 4 billion before tax in the first six months of 2008. The cumulative negative pre-tax revaluation on these assets of EUR 5.5 billion is reflected in shareholders’ equity on an after-tax basis. ING’s liquidity position remained sound in the first six months of 2008.
On the US subprime RMBS portfolio impairments/trading losses of EUR 40 million before tax were recorded in the first six months of 2008. At June 30, 2008, the subprime RMBS portfolio was fair-valued at EUR 2.2 billion, or 79.7% of amortized cost value, down from 90.1% at year-end 2007. The decline resulted in a cumulative revaluation before tax of EUR (560) million, which is reflected in shareholders’ equity on an after tax basis.
In the US Alt-A RMBS portfolio, several bonds totaling EUR 52 million were impaired in the first six months of 2008 at Insurance Americas. There were no impairments in ING Direct’s Alt-A RMBS portfolio. At June 30, 2008, ING’s Alt-A RMBS portfolio was fair-valued at 82.7% of amortized costs, against 96.7% at year-end 2007. The market value of ING Group’s Alt-A RMBS was reduced from EUR 27.5 billion at year-end 2007 to EUR 22.0 billion at June 30, 2008. The decline of EUR 5.5 billion in the market value of the Alt-A RMBS is mainly due to credit spread widening, limited market liquidity and mortgage redemptions. As of June 30, 2008, EUR 183 million of ING’s Alt-A RMBS had been downgraded by rating agencies and EUR 1.6 billion was on credit watch. A further EUR 1.4 billion was downgraded by rating agencies on August 8, 2008. The total watch list had increased to EUR 4.6 billion as at August 8, 2008.
ING’s net exposure to CDOs/CLOs increased from EUR 1.9 billion at year-end 2007 to EUR 4.3 billion at June 30, 2008. Only EUR 8 million of ING’s CDO/CLO exposure is backed by US subprime mortgages. Corporate credit positions can offer attractive value due to dislocations in the credit markets. In the first six months of 2008. Insurance Americas increased its exposure to synthetic CDOs by writing credit protection on EUR 2.6 billion of super-senior tranches of primarily investment grade corporate credit indices and custom corporate credit portfolios. ING’s CDO/CLO portfolio was valued at 94.6% June 30, 2008. ING took a EUR 28 million loss before tax on its CDO/CLO exposure in the first half of 2008, of which EUR 17 million was attributable Insurance Asia/Pacific, EUR 9 million impairments at Wholesale Banking and EUR 2 million in Insurance Americas.
ING’s direct exposure to monoline insurers is limited. ING has some indirect exposure as it insured EUR 3.0 billion of assets with monoline insurers, either through financial guarantees (wraps) or credit derivatives. Exposure to monoline insurers resulted in a loss of EUR 9 million before tax in the first six months of 2008 as Wholesale Banking wrote down the value of credit derivatives bought from downgraded monoline insurers. As at June, 30, 2008, ING had a total leveraged finance exposure of EUR 8.2 billion, compared to EUR 7.5 billion at year-end 2007. ING’s leveraged finance underwriting pipeline decreased from EUR 2.3 billion at year-end 2007 to EUR 1.0 billion at June, 30, 2008.
ING Bank’s funding costs in the money market remained well below LIBOR in the first half of 2008. ING Bank further enhanced its funding profile through the issuance of senior bonds, covered bonds and tier-2 capital in the first six months of 2008. As at June 30, 2008, 56% of ING Bank’s diversified funding base were attributed to customer deposits.

1.2 Consolidated results of operations
The following information should be read in conjunction with, and is qualified by reference to the Group’s condensed consolidated interim accounts and other financial information included elsewhere herein. ING Group evaluates the results of its insurance operations and banking operations, including Insurance Europe, Insurance Americas, Insurance Asia/Pacific, Wholesale Banking, Retail Banking and ING Direct, using the financial performance measure of underlying profit before tax. Underlying profit before tax is defined as profit before tax excluding, as applicable for each respective segment, profit from divested units, gains/losses on divestments, certain restructuring charges and other non-operating income/expense.
While these excluded items are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of underlying profit before tax enhances the understanding and comparability of its segment performance by highlighting profit before tax attributable to ongoing operations and the underlying profitability of the segment businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the effects of the realized gains/losses on divestments as the timing of these gains is largely subject to the Company’s discretion, influenced by market opportunities and ING Group does not believe that they are indicative of future results. Underlying profit before tax is not a substitute for profit before tax as determined in accordance with IFRS-EU. ING Group’s definition of underlying profit before tax may differ from those used by other companies and may change over time. Refer to the reconciliation of underlying profit before tax to profit before tax by segment in Note 2.5.6 to our condensed consolidated interim accounts.
The following table sets forth the consolidated results of operations of ING Group for the six months ended June 30, 2008 and 2007:

	Insurance(1)		Banking(1)		Eliminations		Total
	Six months ended June 30,
	2008	2007	2008	2007	2008	2007	2008	2007
	(EUR millions)

Gross premium income	23,729	23,207					23,729	23,207
Interest result banking operations			5,225	4,480	24	34	5,201	4,446
Commission income	1,008	943	1,472	1,485			2,480	2,428
Investment and Other income	5,122	6,207	986	1,464	91	76	6,017	7,595

Total income	29,858	30,357	7,684	7,429	115	110	37,427	37,676

Underwriting expenditure	24,644	23,894					24,644	23,894
Other interest expenses	598	669			115	110	483	559
Operating expenses	2,665	2,746	5,010	4,944			7,675	7,690
Impairments insurance/Addition to loan loss provision banking	37	1	331	24			368	25

Total expenditure	27,944	27,309	5,341	4,968	115	110	33,170	32,168

Profit before tax	1,914	3,048	2,343	2,460			4,257	5,508
Taxation	186	462	610	451			796	913

Profit before minority interests	1,728	2,586	1,733	2,009			3,461	4,595
Minority interests	34	89	(33)	53			1	142

Net profit (attributable to Shareholders of the parent)	1,694	2,496	1,766	1,957			3,460	4,452

Profit before tax	1,914	3,048	2,343	2,460			4,257	5,508
Gains/losses on divestments(2)	(47)						(47)
Profit divested units		(42)						(42)
Special item (3)			163	252			163	252

Underlying profit before tax	1,867	3,006	2,506	2,713			4,373	5,718

(1)	Excluding intercompany eliminations.

(2)	Divestments Insurance: sale NRG (EUR 15 million, 2008), sale Chile Health business (EUR (62) million, 2008).

(3)	Provision for Retail Netherlands Strategy as explained on page 6.

GROUP OVERVIEW
The profit before tax of the Group for the six months ended June 30, 2008 decreased by EUR 1,251 million, or 22.7%, to EUR 4,257 million, from EUR 5,508 million for the six months ended June 30, 2007. This reflects a decrease of 37.2% and 4.8%, respectively, for the Group’s insurance and banking operations. Excluding provisions and costs of EUR 163 million and EUR 252 million in the first six months of 2008 and 2007, respectively, related to the Retail Netherlands Strategy (under which Postbank and ING Bank will join forces under a single ING brand) and divestments which influenced profit before tax by EUR 47 million in the first six months of 2008 (NRG and Chile Health), and by EUR 42 million in the first six months of 2007 (profit from divested units), underlying profit before tax decreased by EUR 1,345 million, or 23.5%, from EUR 5,718 million to EUR 4,373 million. Profit before tax in all three insurance business lines, Europe, Americas and Asia/Pacific, decreased due to the weakness of financial markets. The investment and credit market environment put increasing pressure on all regions worldwide. Profit from life insurance and non-life insurance decreased by 38.1% and 36.8%, respectively. Also, the results of ING’s banking operations were affected by the continued market and credit turmoil, as the deterioration of equity and real estate markets resulted in a sharp decline in investment income and an increase of risk costs, partly offset by improved interest results, especially at Wholesale Banking and ING Direct.
The Group’s tax charge for the six months ended June 30, 2008 decreased to EUR 796 million from EUR 913 million for the six months ended June 30, 2007. This represents an increase in the overall effective tax rate to 18.7% for the six months ended June 30, 2008, from 16.6% for the six months ended June 30, 2007. The effective tax rate in the insurance operations declined as tax-exempt profits in the Netherlands, mainly capital gains on equities, constituted a larger part of the profit. The banking operations showed a higher tax rate due to lower tax-exempt gains mitigated by ING Real Estate losses charged to minority interests.
Net profit for the six months ended June 30, 2008 decreased by EUR 992 million, or 22.3%, to EUR 3,460 million from EUR 4,452 million for the six months ended June 30, 2007. Net profit from the banking operations decreased 9.8% to EUR 1,766 million, as higher interest results were offset by a decline in investment income, higher risk costs due to the turmoil in the credit markets and a higher effective tax rate. Net profit from insurance operations decreased 32.1% to EUR 1,694 million mainly due to lower investment income partly offset by decreased operating expenses and a decrease in the effective tax rate.
The debt/equity ratio of ING Groep N.V. remained at the same level of 9.5% compared to December 31, 2007. The dividend payment to shareholders and the buyback of shares were compensated by a dividend upstream from ING Insurance and ING Bank. The capital coverage ratio for ING’s insurance operations increased to 281% of regulatory requirements at the end of June 2008, compared with 244% at December 31, 2007. The Tier-1 ratio of ING Bank N.V. stood at 8.15% on June 30, 2008 (under the Basel II regulatory regime) and 7.39% as at December 31, 2007 (under the Basel I regulatory regime), well above the regulatory required minimum level of 4%.
INSURANCE OPERATIONS
Income
Total income from insurance operations for the six months ended June 30, 2008 decreased by EUR 499 million, or 1.6% to EUR 29,858 million from EUR 30,357 million for the six months ended June 30, 2007. Premium income in life operations increased by 4.4%, but in the non-life operations it decreased by 10.7%. Total premium income increased by 2.2%, or EUR 522 million, driven by variable annuity sales in the United States, and higher sales in almost all countries in Asia and Central Europe. The effect of exchange rate movements negatively affected growth in premium income by EUR 2,103 million.
Commission income increased by EUR 65 million or 6.9% to EUR 1,008 million in the first six months of 2008 as compared to EUR 943 million in the first six months of 2007 mainly due to the integration of acquired pension business in Latin America resulting in higher assets under management.
Investment and other income decreased by EUR 1,086 million or 17.5% to EUR 5,121 million in the first six months of 2008 as compared to EUR 6,207 million in the first six months of 2007 due to lower investment income in the Benelux and the United States, negative revaluations of real estate and private equity in the Benelux, and a capital gain on the sale of ABN Amro shares of EUR 573 million in the first six months of 2007. The decrease was in part offset by positive fair value changes on derivatives, the majority of which hedge policy guarantees in Japan.
Underwriting expenditure
Underwriting expenditure increased by EUR 750 million, or 3.1% from EUR 23,894 million in the first six months of 2007 to EUR 24,644 million in the first six months of 2008. The underwriting expenditure of the life operations increased by EUR 1,072 million, or 5.1%. The underwriting expenditure of the non-life operations decreased by EUR 322 million, or 11.9%, mainly due to the sale of the Chile Health business.
Expenses
Operating expenses of the insurance operations over the first six months of 2008 decreased by EUR 81 million, or 3.0%, to EUR 2,665 million, from EUR 2,746 million for the first six months of 2007, reflecting lower pension costs and improved operational expenses in the Benelux and investments to support the growth of the business, particularly in developing markets. Exchange rate differences of EUR 187 million limited the increase in operating expenses.
Profit before tax and net profit
The profit before tax from the Group’s insurance activities for the six months ended June 30, 2008 decreased by EUR 1,134 million, or 37.2%, to EUR 1,914 million, from EUR 3,048 million for the six months ended June 30, 2007. Net profit for the Group’s insurance operations for the six months ended June 30, 2008 decreased by EUR 802 million, or 32.1%, to EUR 1,694 million, from EUR 2,496 million for the six months ended June 30, 2007.
Underlying profit before tax
Excluding the sale of the health business in Chile, the aftermath of the sale of NRG in 2007 and the sale of employee benefits and broker business in Belgium, underlying profit before tax from the insurance operations decreased by 37.9% or EUR 1,139 million to EUR 1,867 million from EUR 3,006 million in the first six months of 2007. Underlying profit of Insurance Europe decreased by 34.3% to EUR 736 million due to the weak investment climate and the distribution of EUR 5.0 billion surplus capital to Corporate Line in 2007, in part offset by higher sales and investment income in Central Europe.
Underlying profit before tax in Insurance Americas decreased by 38.6% from EUR 1,126 million in the first six months of 2007 to EUR 619 million in the first six months of 2008, the decrease was due to lower investment income, and negative DAC and reserve unlocking as a result of unfavorable equity markets, in part offset by improved non-life results in Brazil and Mexico. Underlying profit from Insurance Asia decreased by 1.9% to EUR 306 million.
The combined ratio improved by 3.1 percentage points to 92.8% from 95.9% driven by an improved expense ratio. The effective tax rate for the Group’s insurance operations for the six months ended June 30, 2008 was 9.9%, reflecting higher relative impact of capital gains/impairments on equities compared to 15.0% for the six months ended June 30, 2007.
BANKING OPERATIONS
Income
Total income from banking increased by 3.4%, or EUR 255 million, to EUR 7,684 million from EUR 7,429 million for the six months ended June 30, 2007, mainly due to strong growth in interest result and other income, partly offset by a large decrease in investment income.
The net interest result for the six months ended June 30, 2008 increased by EUR 745 million, or 16.6%, to EUR 5,225 million, from EUR 4,480 million for the six months ended June 30, 2007, attributable to Wholesale Banking (EUR 485 million), ING Direct (EUR 212 million) and Retail Banking (EUR 97 million), partly offset by the Corporate Line (EUR (48) million). The total interest margin in the six months ended June 30, 2008 was 1.03%, an increase of 8 basis points compared with the six months ended June 30, 2007, mainly due to a higher interest margin at ING Direct (effect 4 basis points) and to the consolidation of ING Bank Turkey (effect 2 basis points).

Commission income for the six months ended June 30, 2008 decreased by EUR 13 million, or 0.9%, to EUR 1,472 million, from EUR 1,485 million for the six months ended June 30, 2007. The decrease was primarily due to decreased securities business commission (EUR (107) million, attributable to the poor stock market performance, especially in Retail Banking), which was not fully compensated by EUR 43 million higher payment fees, EUR 16 million higher brokerage and advisory fees and EUR 28 million higher other commission income (fully attributable to the consolidation of ING Bank Turkey).
Investment and Other income decreased by EUR 478 million, or 32.7%, to EUR 986 million for the six months ended June 30, 2008, from EUR 1,464 million for the six months ended June 30, 2007. The decrease reflects realized losses on equities and bonds (EUR 37 million) and negative revaluations of real estate assets and the associated value of listed real estate funds (EUR 302 million) in the first six months of 2008 compared with realized gains on equities and bonds (EUR 332 million) and positive revaluations on real estate and the associated value of listed funds (EUR 120 million) in the first six months of 2007. These negative developments were only partly compensated by higher valuation results from non-trading derivatives for which hedge accounting is not applied.
Expenses
Operating expenses for the six months ended June 30, 2008 increased by EUR 66 million, or 1.3%, to EUR 5,010 million, from EUR 4,944 million for the six months ended June 30, 2007. The increase is mitigated by the provisions and costs related to the Retail Netherlands Strategy (in the first six months of 2007 EUR 252 million and in the first six months of 2008 EUR 163 million). Excluding this item, operating expenses rose by EUR 156 million, or 3.3%. Also apart from the consolidation of ING Bank Turkey and the impact of currencies, operating expenses were up by 1.7%. This increase is entirely due to investments to support the growth of the business at ING Direct, ING Real Estate and the retail banking activities outside the Benelux, while expenses in the mature businesses declined. The cost/income ratio improved to 65.2% from 66.6% in the first six months of 2007, excluding the provisions and costs related to the Retail Netherlands Strategy the underlying cost/income ratio improved slightly to 63.1% from 63.2%
Addition to the provision for loan losses
The provision for loan losses reflected an addition of EUR 331 million for the six months ended June 30, 2008, compared with an addition of EUR 24 million for the first half of 2007, representing an increase of EUR 307 million, of which EUR 227 million was attributed to Wholesale Banking (a net addition of EUR 147 million in the first half of 2008 compared with a net release of EUR 80 million in the first half of 2007). ING Direct and Retail Banking showed increases of EUR 57 million and EUR 22 million, respectively.
Profit before tax and net profit
The profit before tax for the six months ended June 30, 2008 decreased by EUR 117 million, or 4.8%, to EUR 2,343 million, from EUR 2,460 million for the six months ended June 30, 2007. The effective tax rate increased from 18.3% (EUR 451 million) for the six months ended June 30, 2007, to 26.0% (EUR 610 million) for the six months ended June 30, 2008. The effective tax rate in 2007 was incidentally low, caused by high tax-exempt gains, the release of some tax liabilities and the impact of a tax asset in Germany. Net profit decreased by EUR 191 million, or 9.8%, to EUR 1,766 million.
Underlying profit before tax and net profit
The underlying profit before tax, which excludes the effects of divestments and special items, decreased by EUR 207 million, or 7.6%, from EUR 2,713 million in the first six months of 2007 to EUR 2,506 million in the first six months of 2008. Underlying net profit decreased by EUR 258 million, or 12.0%, from EUR 2,145 million to EUR 1,887 million, due to the higher effective tax rate.

CONSOLIDATED ASSETS AND LIABILITIES
The following table sets forth ING Group’s condensed consolidated assets and liabilities at June 30, 2008 and December 31, 2007:

	June 30,	Dec. 31,
(amounts in EUR billion, except for amounts per share)	2008	2007
Financial assets at fair value through P&L	341.6	327.1
Investments	271.7	292.7
Loans and advances to customers	592.6	553.0
Total assets (1)	1,369.9	1,312.5

Life	222.2	232.4
Non-life	8.9	9.6
Investment contracts	22.5	23.7

Insurance and investment contracts	253.6	265.7
Amounts due to banks	161.3	167.0
Customer deposits and other funds on deposit	535.9	525.2
Financial liabilities at fair value through P&L	217.9	169.8
Debt securities in issue/other borrowed funds	120.1	94.1
Total liabilities (1)	1,340.0	1,273.0
Shareholders’ equity	28.1	37.2
Shareholders’ equity per ordinary share	13.85	17.73

(1)	For a complete balance sheet reference is made to page 17: Condensed Consolidated Balance Sheet of ING Group
Total assets
Total assets increased by EUR 57.4 billion, or 4.4%, in the first six months of 2008 to EUR 1,369.9 billion from EUR 1,312.5 billion at December 31, 2007, primarily reflecting increased loans and advances to customers of EUR 39.6 billion and increased financial assets at fair value of EUR 14.5 billion, partly offset by a decrease in investments of EUR 21.0 billion.
Loans and advances to customers
Loans and advances to customers increased by EUR 39.6 billion, or 7.2%, to EUR 592.6 billion at June 30, 2008. Of this amount EUR 1.8 billion refers to loans and advances to customers within insurance operations and EUR 41.1 billion relates to loans and advances to customers within banking operations, where the increase was driven by robust commercial growth in the Netherlands, ING Direct and Belgium.
Shareholders’ equity
Shareholders’ equity decreased by EUR 9.1 billion, or 24.6%, to EUR 28.1 billion at June 30, 2008 compared to EUR 37.2 billion at December 31, 2007. This decrease was mainly due to unrealized revaluations of debt and equity securities of EUR (8.8) billion, changes in treasury shares due to the share buyback and the hedging of employee share options of EUR (2.2) billion, exchange rate difference of EUR (1.2) billion and the cash dividend payment of EUR (1.7) billion, partly offset by retained net profit of EUR 3.5 billion.
Total liabilities
Total liabilities increased by EUR 67.0 billion, or 5.3%, in the first six months of 2008 to EUR 1340.0 billion from EUR 1273.0 billion at December 31, 2007, primarily reflecting increased Financial liabilities at fair value through P&L of EUR 48.1 billion and Debt securities in issue/other borrowed funds of EUR 26 billion.
Financial liabilities at fair value through P&L
The growth of ‘Financial liabilities at fair value through P&L’ by EUR 48.1 billion mainly stems from short term deposits which are held as collateral for securities lending at the banking operations (EUR 42.1 billion) and trading derivatives (EUR 12 billion).

Debt securities in issue/other borrowed funds
Debt securities in issue in the banking operations increased by EUR 27 billion, of which EUR 16 billion short-term debt securities (mainly to fund the commercial growth of loans and advances at Wholesale Banking) and EUR 11 billion long term bonds.
SEGMENT REPORTING
ING Group’s segments are based on the management structure of the Group, which is different from its legal structure.
The following table sets forth the contribution of our six business lines to our underlying profit before tax for the six months ending June 30, 2008 and 2007:

	Insurance	Insurance	Insurance	Wholesale	Retail			Total
(EUR millions)	Europe	Americas	Asia/Pacific	Banking	Banking	ING Direct	Other(1)	Group
June 30, 2008

Total income	7,938	14,436	7,303	2,486	3,884	1,259	121	37,427

Total expenditure	7,202	13,683	6,997	1,550	2,851	925	(38)	33,170

Profit before tax	736	753	306	935	1,033	333	161	4,257
Divestments		(62)					15	(47)
Special items					163			163

Underlying profit before tax	736	691	306	935	1,196	333	174	4,373

June 30, 2007 (2)

Total income	9,047	14,051	6,637	2,597	3,736	1,131	477	37,676

Total expenditure	7,885	12,925	6,324	1,329	2,759	795	150	32,168

Profit before tax	1,162	1,126	312	1,269	977	336	327	5,508
Divestments	(42)							(42)
Special items					252			252

Underlying profit before tax	1,120	1,126	312	1,269	1,229	336	327	5,719

(1)	Other mainly includes items not directly attributable to the business lines and intercompany eliminations.

(2)	In the first six months of 2008 mid corporate clients in the home markets of The Netherlands, Belgium, Poland and Romania were transferred retroactively from Wholesale Banking to Retail Banking. The 2007 figures have been adjusted accordingly.

Insurance Europe

	Six months ended
	June 30,
	2008	2007
	(EUR millions)
Premium income
Life	4,552	4,786
Non-life	1,083	1,250

Total	5,635	6,036
Commission income	250	246
Investment and Other income	2,053	2,766

Total income	7,938	9,047

Underwriting expenditure	6,115	6,614
Other interest expenses	217	333
Operating expenses	867	938
Investment losses	3	1

Total expenditure	7,202	7,885

Profit before tax:
Life	585	935
Non-life	152	227

Profit before tax	736	1,162
Gains/losses on divestments		(42)

Underlying profit before tax	736	1,120

Income
Total income of Insurance Europe for the six months ended June 30, 2008 decreased by EUR 1,109 million, or 12.3% to EUR 7,938 million from EUR 9,047 million for the six months ended June 30, 2007, reflecting decreases in premium income, and investment and other income partly due to the sale of employee benefits and broker business in Belgium.
Premium income in the life operations decreased by 4.9%. Excluding the sale of employee benefits and broker business in Belgium, life premiums decreased by 0.4%. In the Benelux, life premiums decreased by 4.0% as sales of investment products were affected by the weak equity markets. In addition, unit-linked sales in the Netherlands were affected by the public discussion about cost loadings and the voluntary termination of unprofitable group contracts for industry pension funds. Life premiums in Central and Rest of Europe increased by 10.9%, lifted by higher sales in most countries, especially in the Czech Republic, Greece and Poland. Premium income in non-life operations decreased by 13.4%. Excluding the sale of employee benefits and broker business in Belgium, non-life premiums decreased by 1.9%, primarily following rate reductions on income and disability products and continued rate pressure in motor.
Commission income increased by EUR 4 million or 1.6% to EUR 250 million, driven by higher asset management and pension fees, especially in Central and Rest of Europe.
Investment and other income decreased by EUR 713 million or 25.8% to EUR 2,053 million. Excluding the sale of employee benefits and broker business in Belgium, investment and other income decreased by 22.2%. The decline was primarily due to the combination of a decrease in direct investment income, partly as a result of distributing EUR 5.0 billion surplus capital to Corporate Line in 2007, and significantly lower fair value changes on real estate and private equity investments. Further, in 2008, investment and other income was impacted by a EUR 49 million impairment on an equity investment in a debt security fund.
Expenses
Operating expenses of Insurance Europe for the six months ended June 30, 2008 decreased by EUR 71 million, or 7.6% to EUR 867 million from EUR 938 million for the six months ended June 30, 2007. Excluding the sale of employee benefits and broker business in Belgium, operating expenses decreased by 2.7%. In the Benelux, operating expenses declined primarily due to lower pension costs and improved operational efficiency. In Central and Rest of Europe, operating expenses increased by 17.4% mainly due to business growth and inflation, as well as higher investments in greenfields.

Profit before tax
The profit before tax of Insurance Europe for the six months ended June 30, 2008 decreased by EUR 426 million, or 36.7%, to EUR 736 million, from EUR 1,162 million for the six months ended June 30, 2007. Excluding the sale of employee benefits and broker business in Belgium, profit before tax decreased by 34.3%. Profits in the Benelux fell primarily due to the weak investment climate and the distribution of EUR 5.0 billion surplus capital to Corporate Line in 2007. Profits in Central Europe increased 5.9% driven by higher investment income on a growing insurance portfolio.
Insurance Americas

	Six months ended
	June 30,
	2008	2007
	(EUR millions)
Premium income:
Life	9,932	9,000
Non-life	1,884	2,076

Total	11,815	11,076
Commission income	576	510
Investment and Other income	2,045	2,465

Total income	14,436	14,051

Underwriting expenditure	12,344	11,490
Other interest expenses	106	194
Operating expenses	1,231	1,241
Investment losses	3

Total expenditure	13,683	12,925

Profit before tax:
Life	513	882
Non-life	240	244

Profit before tax	753	1,126
Gains/losses on divestments/Profit from divested units	(62)

Underlying profit before tax	691	1,126

Income
Total income of Insurance Americas for the six months ended June 30, 2008 increased by EUR 385 million, or 2.7% to EUR 14,436 million from EUR 14,051 million for the six months ended June 30, 2007. Currency effects had a negative impact of EUR 1,851 million.
Premium income in the life operations increased by 10.4% and premium income in non-life operations decreased by 9.2%. The effect of exchange rate movements negatively affected growth in premium income by EUR 1,458 million. Excluding currency effects total premium income increased by EUR 2,197 million, or 22.8% (excluding currency effects life premium increased 29.4% and non-life premium decreased by 3.0%).The increase of life premiums was primarily due to higher sales of variable annuities, retirement services and individual life in the United States and higher annuity sales in Chile and Argentina.
Commission income increased by EUR 66 million, or 12.9% to EUR 576 million. Excluding the effect of exchange rate movements the increase was EUR 132 million, or 29.7%, mainly due to the integration of acquired pension business in Latin America which resulted in higher assets under management balances.
Investment and other income decreased by EUR 420 million or 17.0% to EUR 2,045 million. Excluding the divestment of the health business in Chile and the effect of exchange rate movements the decrease was EUR 154 million, or 7.2%, mainly due to lower investment income in the United States.
Expenses
Operating expenses of Insurance Americas over the first six months of 2008 decreased by EUR 10 million, or 0.8%, to EUR 1,231 million, from EUR 1,241 million for the first six months 2007. Excluding the effect of exchange rate movements, operating expenses increased by EUR 136 million, or 12.4%, mainly due to the integration of acquired pension business in Latin America, costs of higher sales, and investments in technology and distribution in the United States.
Profit before tax
Profit before tax of Insurance Americas for the six months ended June 30, 2008 decreased by EUR 373 million, or 33.1%, to EUR 753 million, from EUR 1,126 million for the six months ended June 30, 2007, reflecting a decrease in profits of the life operations of 41.8% and a decrease in profits of the non-life operations of 1.6%. Excluding the divestment of the health business in Chile and the effect of exchange rate movements, profit of life operations decreased by 40.5% and profit of non-life increased by 0.8%. The decrease in profit of the life operations was mainly driven by lower investment income, and negative DAC and reserve unlocking as a result of unfavorable equity markets. The profit increase of the non-life operations was primarily driven by improved business performance in Brazil and Mexico.
Insurance Asia/Pacific

	Six months ended
	June 30,
	2008	2007
	(EUR millions)
Gross premiums written:
Life	6,254	6,071
Non-life	12	13

Total	6,266	6,084
Commission income	180	183
Investment and Other income	857	370

Total income	7,303	6,637

Underwriting expenditure	6,190	5,767
Other interest expenses	266	45
Operating expenses	540	513

Total expenditure	6,997	6,324

Profit from insurance operations before tax:
Life	305	311
Non-life	1	1

Profit before tax	306	312
Gains/losses on divestments/Profit from divested units
Underlying profit before tax	306	312

Income
Total income from Insurance Asia/Pacific for the six months ended June 30, 2007 increased by EUR 666 million, or 10.0% to EUR 7,303 million from EUR 6,637 million for the six months ended June 30, 2006. Excluding currency effects, total income increased by EUR 1,349 million, or 22.7%.
Premium income in the life operations increased by 3.0%, but premium income in the non life operations decreased by 7.6%. Excluding currency effects, premium income in the life operations increased by EUR 784 million or 14.3% and premium income in non-life operations increased by 9.1%; total premium income increased by 14.3%, primarily due to higher sales in South Korea and Taiwan and to a lesser extent Australia. In Rest of Asia all countries contributed to the life premiums increase of 36.7% (53.0% excluding currency effects).
Commission income decreased by EUR 3 million, or 1.6% to EUR 180 million; however, excluding currency effects commission increased by EUR 2 million, or 1.1%.
Investment and other income increased by EUR 487 million or 131.6% to EUR 857 million (excluding currency effects the increase was 190.5%), primarily due to positive fair value changes on derivatives, the majority of which hedge policy guarantees in Japan. These fair value changes on derivative instruments are largely offset in underwriting expenditure.

Expenses
Operating expenses of Insurance Asia/Pacific over the first six months of 2008 increased by EUR 27 million, or 5.3%, to EUR 540 million, from EUR 513 million for the first six months of 2007. Excluding currency effects the increase was 15.6%, reflecting the continued growth of the existing business as well as investments to support rapid expansion of the Greenfield businesses (business in new countries).
Profit before tax
The profit before tax of Insurance Asia/Pacific for the six months ended June 30, 2008 decreased by EUR 6 million, or 1.9%, to EUR 306 million, from EUR 312 million for the six months ended June 30, 2007. Excluding currency effects profit before tax increased by 16.8%: life insurance increased by EUR 44 million, or 16.9%, and non-life insurance increased EUR 1 million. The profit increase of the life operations was due to Japan, driven by volatility in hedge results and assumption changes. This profit increase was partly offset by lower results in Australia primarily due to lower fee income on assets under management, Korea primarily due to negative revaluations of a CDO and Rest of Asia primarily due to a one-off positive deferred acquisition cost adjustment in Malaysia of EUR 10 million in the first six months of 2007.
As of June 30, 2008, reserve adequacy at the 50% confidence level increased to EUR 1,077 million, equivalent to an adequacy position of 72%, which is up by EUR 166 million from EUR 911 million reported at December 31, 2007.
Wholesale Banking

	Six months ended
	June 30,
	2008	2007
	(EUR millions)
Interest result	1,357	872
Commission income	623	621
Investment and Other income	506	1,104

Total income	2,486	2,597

Operating expenses	1,403	1,409
Addition to the provision for loan losses	147	(80)

Total expenditure	1,550	1,329

Profit before tax	935	1,269
Gains/losses on divestments/Profit from divested units
Underlying profit before tax	935	1,269

Income
Total income decreased by EUR 111 million, or 4.3%, to EUR 2,486 million, as the increase in interest result (EUR 485 million) was more than offset by the large decrease in investment and other income (EUR (598) million). This decrease was largely attributable to ING Real Estate (EUR (375) million), due to significant negative revaluations on real estate assets and the associated value of listed real estate funds, notably in Canada. The remaining decline in Investment and Other income is mainly caused by high capital gains in the first half of 2007. The strong increase of the interest result was driven by Financial Markets, which benefited from yield curve movement and increased volatility. General Lending & PCM and Structured Finance also reported higher lending volumes and improved margins.
Expenses
Operating expenses decreased by EUR 6 million, or 0.4%, to EUR 1,403 million. The decrease reflects lower costs for compliance projects and favorable currency effects, partly offset by higher operating expenses related to the growth at ING Real Estate. The cost/income ratio for Wholesale Banking deteriorated to 56.5% from 54.2% in the first six months of 2007, but improved from 58.6% at December 31, 2007.

Profit before tax and underlying profit before tax
Profit before tax decreased by EUR 334 million, or 26.3%, of which EUR 387 million was attributable to ING Real Estate following negative fair value changes. Excluding ING Real Estate, profit before tax of Wholesale Banking increased EUR 54 million, or 5.9%. Higher results at Financial Markets (EUR 231 million) were largely offset by lower profits before tax at Structured Finance (EUR (138) million, driven by a higher addition to the provision for loan losses) and Other Wholesale Products (EUR (42) million, due to higher capital gains in the first half of 2007). There were no gains/losses from divestments or special items.
Retail Banking

	Six months ended
	June 30,
	2008	2007
	(EUR millions)
Interest result	2,780	2,683
Commission income	825	812
Investment and Other income	280	241

Total income	3,884	3,736

Operating expenses	2,750	2,680
Addition to the provision for loan losses	101	79

Total expenditure	2,851	2,759

Profit before tax	1,033	977
Special items	163	252

Underlying profit before tax	1,196	1,229

Income
Total income increased by EUR 148 million, or 4.0%, to EUR 3,884 million, fully attributable to the consolidation of ING Bank Turkey. Excluding ING Bank Turkey, total income of Retail Banking decreased by EUR 68 million or 1.8%. The interest result increased by EUR 97 million as the effect of the consolidation of ING Bank Turkey and strong volume growth more than compensated for the impact of lower interest margins, especially on the savings products. Commission income increased by EUR 13 million, or 1.6%, but excluding ING Bank Turkey commission income decreased by EUR 45 million, or 5.5%, as lower securities broking commission and management fees were not fully compensated for by higher payment fees and other commission. The growth of investment and other income is among others due to the consolidation of ING Bank Turkey and the inclusion of the result of ING’s stake in TMB Bank.
Expenses
Operating expenses increased by EUR 70 million, or 2.6%, from EUR 2,680 million to EUR 2,750 million. The increase includes the provisions and costs related to the Retail Netherlands strategy (in 2007 EUR 252 million and in 2008 EUR 163 million). Excluding this item, operating expenses rose by EUR 159 million, or 6.5%. Expenses in the Netherlands decreased by 5.7%, due to cost efficiency improvements partly through the implementation of the Retail Netherlands strategy. In Belgium, expenses rose by 4.6% due to increased salaries, higher marketing expenses as well as investments in the branch network. Outside the Netherlands and Belgium expenses were up by EUR 210 million, of which EUR 148 million was attributable to the consolidation of ING Bank Turkey. The remaining increase of EUR 62 million reflects the investments to grow the branch network in Poland as well as investments in Romania, Ukraine, India and Private Banking Asia. The cost/income ratio slightly improved to 70.8% from 71.7% in the first six months of 2007. Excluding the provisions and costs regarding the Retail Netherlands strategy the underlying cost/income ratio deteriorated from 65.0% to 66.6%.
Profit before tax and underlying profit before tax
Profit before tax increased by EUR 56 million, or 5.7%, mainly due to the aforementioned provisions and costs related to the Retail Netherlands Strategy. Excluding this item, underlying profit before tax decreased by EUR 33 million, or 2.7%. The impact of the consolidation of ING Bank Turkey (EUR 58 million), the inclusion of ING’s stake in TMB Bank and higher results from Poland and ING Vysya Bank were partly offset by lower results from the Netherlands (EUR 42 million), Belgium (EUR 38 million) and Private Banking Asia (EUR 16 million).
ING Direct

	Six months ended
	June 30,
	2008	2007
	(EUR millions)
Interest result	1,175	963
Commission income	25	49
Investment and Other income	59	119

Total income	1,259	1,131

Operating expenses	842	769
Addition to the provision for loan losses	83	26

Total expenditure	925	795

Profit before tax	333	336
Gains/losses on divestments/Profit from divested units
Underlying profit before tax	333	336

Income
Total income increased by EUR 128 million, or 11.3%, to EUR 1,259 million, as the EUR 212 million higher interest result was partly offset by EUR 79 million lower investment income (in 2007 EUR 73 million realized gains on sale of bonds) and EUR 24 million lower commission income. The interest margin increased from 0.76% to 0.90%, mainly due to the more favorable interest rate environment in the United States and Canada. These favorable developments more than compensate for the difficult market conditions in particularly the Eurozone countries and Australia, with higher funding costs as a result of the global liquidity crisis and ongoing competition for retail funds.
Expenses
Operating expenses increased by EUR 73 million, or 9.5%, to EUR 842 million, mainly attributable to higher staff numbers that contributed to driving the growth in mortgages and payment accounts and servicing the growing customer base. The cost/income ratio of ING Direct slightly improved to 66.9% from 68.0% in the first half year of 2007.
Profit before tax and underlying profit before tax
Profit before tax decreased slightly by EUR 3 million, or 0.9%, to EUR 333 million from EUR 336 million in the first half of 2007. In the United States, profit before tax rose by EUR 150 million due to the more favorable interest rate environment and continued volume growth. In Canada, profit before tax slightly improved by EUR 1 million in spite of a EUR 4 million impairment on asset-backed commercial paper in the first half of 2008. Lower profits before tax were reported by Germany (EUR (48) million, lower commission income and lower realized gains on bonds), Australia (EUR (19) million, higher expenses and higher loan loss provisioning), Spain (EUR (16) million, higher expenses and higher loan loss provisioning), Italy (EUR (9) million, lower interest result) and France (EUR (5) million), while the UK and Japan made losses. In the UK, ING Direct posted a pre-tax loss of EUR 53 million compared with a loss of EUR 7 million in the first six months of 2007. The decrease is mainly caused by a net outflow of funds entrusted from rate-sensitive customers. Measures have been taken to reposition the business. This resulted in a small positive net inflow in the second quarter of 2008. The start-up costs for the launch in Japan were EUR 17 million compared with EUR 5 million in the first six months of 2007.

2. ING GROUP CONDENSED CONSOLIDATED INTERIM ACCOUNTS
2.1 Condensed consolidated balance sheet of ING Group as at

	June 30,	December 31,
(in EUR million)	2008*	2007
Assets
Cash and balances with central banks	13,162	12,406
Amounts due from banks	69,834	48,875
Financial assets at fair value through profit or loss	341,638	327,130
Investments	271,699	292,650
Loans and advances to customers	592,642	552,964
Reinsurance contracts	5,684	5,874
Property and equipment	6,318	6,237
Other assets	68,969	66,374

Total assets	1,369,946	1,312,510

Shareholders’ equity (parent)	28,060	37,208
Minority interests	1,905	2,323

Total equity	29,965	39,531

Liabilities
Preference shares	2	21
Subordinated loans	9,635	7,325
Debt securities in issue/other borrowed funds	120,122	94,053
Insurance and investment contracts	253,587	265,712
Amounts due to banks	161,299	166,972
Customer deposits and other funds on deposit	535,881	525,216
Financial liabilities at fair value through profit or loss	217,858	169,821
Other liabilities	41,597	43,859

Total liabilities	1,339,981	1,272,979

Total equity and liabilities	1,369,946	1,312,510

*	Unaudited
The accompanying notes referenced from 2.5.1 to 2.5.9 are an integral part of these condensed consolidated interim accounts

2.2 Condensed consolidated profit and loss account* of ING Group for the six month and the three months periods ended

	6 months ended		3 months ended
	June 30,	June 30,	June 30,	June 30,
(in EUR million)	2008	2007	2008	2007

Interest income banking operations	46,472	35,463	22,591	18,028
Interest expense banking operations	(41,271)	(31,017)	(19,929)	(15,724)

Interest result from banking operations	5,201	4,446	2,662	2,304
Gross premium income	23,729	23,207	11,155	11,573
Investment income	4,813	6,456	2,202	3,559
Commission income	2,480	2,428	1,243	1,219
Other income	1,205	1,139	168	505

Total income	37,427	37,676	17,430	19,160

Underwriting expenditure	24,644	23,894	10,964	11,843
Addition to loan loss provision (release)	331	25	234	25
Intangible amortization and other impairments	60	(22)	23	(13)
Staff expenses	4,368	4,179	2,179	2,079
Other interest expenses	483	559	218	298
Other operating expenses	3,285	3,533	1,602	1,880

Total expenditure	33,170	32,168	15,220	16,112

Profit before tax	4,257	5,508	2,210	3,048
Taxation	796	914	313	412

Net profit (before minority interests)	3,461	4,594	1,897	2,636

Attributable to:
Shareholders of the parent	3,460	4,452	1,920	2,559
Minority interests	1	142	(23)	76

	3,461	4,594	1,897	2,635

	June 30,	June 30,	June 30,	June 30,
(in EUR)	2008	2007	2008	2007

Earnings per ordinary share (attributable to shareholders of the parent)	1.68	2.06	0.94	1.18
Diluted earnings per ordinary share	1.68	2.04	0.94	1.17

*	Unaudited
The accompanying notes referenced from 2.5.1 to 2.5.9 are an integral part of these condensed consolidated interim accounts

2.3 Condensed consolidated statement of cash flows* of ING Group for the six month period ended

	June 30,	June 30,
(in EUR million)	2008	2007
Net cash flow from operating activities	(11,034)	129

Investments and advances:
- group companies	(452)	(276)
- associates	(584)	(452)
- available-for-sale-investments	(129,777)	(144,543)
- held-to-maturity investments	(314)
- real estate investments	(339)	(298)
- property and equipment	(257)	(456)
- assets subject to operating lease	(723)	(746)
- investments for the risk of policyholders	(47,631)	(25,453)
- other investments	(389)	(112)
Disposals and redemptions:
- group companies	443	70
- associates	380	360
- available-for-sale investments	129,497	142,755
- held-to-maturity investments	1,027	322
- investment properties	149	138
- property and equipment	95	102
- assets subject to operating lease	200	200
- investments for the risk of policyholders	43,892	23,444
- other investments	4	9

Net cash flow from investment activities	(4,779)	(4,936)

Proceeds from issuance of subordinated loans	2,711	719
Proceeds from borrowed funds and debt securities	195,292	165,555
Repayments of borrowed funds and debt securities	(166,329)	(162,078)
Issuance of ordinary shares	448	350
Payments to acquire treasury shares	(2,242)	(990)
Sales of treasury shares	74	291
Dividends paid	(1,782)	(1,600)

Net cash flow from financing activities	28,172	2,247

Net cash flow	12,359	(2,560)
Cash and equivalents at beginning of period	(16,811)	(1,795)
Effect of exchange-rate changes on cash and equivalents	99	140

Cash and equivalents at end of period	(4,353)	(4,215)

Cash and cash equivalents comprises the following items:
Treasury bills and other eligible bills	6,088	6,898
Amounts due from/to banks	(23,603)	(23,831)
Cash and balances with central banks	13,162	12,718

Cash and equivalents at end of period	(4,353)	(4,215)

*	Unaudited
The accompanying notes referenced from 2.5.1 to 2.5.9 are an integral part of these condensed consolidated interim accounts

2.4 Condensed consolidated statement of changes in equity* of ING Group for the six month periods ended

	June 30, 2008			June 30, 2007
	Total			Total
	share-			share-
	holders’			holders’
	equity	Minority		equity	Minority
(in EUR million)	(parent)	interests	Total	(parent)	interests	Total
Balance at beginning of period	37,208	2,323	39,531	38,266	2,949	41,215

Unrealized revaluations after taxation	(8,155)	(27)	(8,182)	(1,885)	(34)	(1,919)
Realized gains/losses transferred to profit and loss	(448)		(448)	(1,226)		(1,226)
Change in cash flow hedge reserve	(49)		(49)	(1,033)		(1,033)
Transfer to insurance liabilities/DAC	1,046	2	1,048	1,259	4	1,263
Employee stock options and share plans	52		52	45		45
Exchange rate differences	(1,625)	(78)	(1,703)	69	1	70

Total amount recognized directly in equity	(9,179)	(103)	(9,282)	(2,771)	(29)	(2,800)

Net profit	3,460	1	3,461	4,452	142	4,594
Change in composition of the Group		(281)	(281)		(952)	(952)
Dividend	(1,716)	(35)	(1,751)	(1,585)		(1,585)
Cancellation of shares (share buyback)	(4,455)		(4,455)
Purchase/sale of treasury shares	2,294		2,294	(546)		(546)
Exercise of warrants and options	448		448	350		350

Balance at end of period	28,060	1,905	29,965	38,166	2,110	40,276

*	Unaudited
The accompanying notes referenced from 2.5.1 to 2.5.9 are an integral part of these condensed consolidated interim accounts

2.5 Notes to the condensed consolidated interim accounts
2.5.1 Basis of preparation
These condensed consolidated interim accounts have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The accounting principles used to prepare these condensed consolidated interim accounts comply with International Financial Reporting Standards as adopted by the European Union and are consistent with those set out in the notes to the 2007 Consolidated Annual Accounts of ING Group.
IFRIC 12 “Service Concession Arrangements” and IFRIC 14 “The Limit of Defined Benefit Asset, Minimum Funding Requirements and their Interaction” became effective as of January 1, 2008. Neither of these interpretations had a material effect on equity or profit for the period. No other new standards became effective in the first six months of 2008 and recently issued standards that become effective after June 30, 2008 are not expected to have a material effect on equity or profit for the period. ING Group has not early adopted any new International Financial Reporting Standards or interpretation in the first six months of 2008.
International Financial Reporting Standards as adopted by the EU provide several options in accounting principles. ING Group’s accounting principles under International Financial Reporting Standards as adopted by the EU and its decision on the options available are set out in the section “Principles of valuation and determination of results” in the 2007 Consolidated Annual Accounts of ING Group.
These condensed consolidated interim accounts should be read in conjunction with the 2007 Consolidated Annual Accounts of ING Group.
Certain amounts recorded in the condensed consolidated interim accounts reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.
The presentation of, and certain terms used in, these condensed consolidated interim accounts have been changed from the 2007 Consolidated Annual Accounts of ING Group to provide more relevant information. Certain comparative amounts have been reclassified to conform to the current period presentation. None of the changes are significant in nature.

2.5.2 Loans and advances to customers by insurance and banking operations

	June 30,	December 31,
(in EUR million)	2008*	2007
Insurance operations	29,338	27,576
Banking operations	572,065	528,540

	601,403	556,116
Eliminations	(8,761)	(3,152)

Total	592,642	552,964

2.5.3 (a) Loans and advances to customers by type - banking operations

	June 30,	December 31,
(in EUR million)	2008*	2007
Loans to or guaranteed by public authorities	23,826	23,639
Loans secured by mortgages	287,767	273,928
Loans guaranteed by credit institutions	7,385	2,542
Other personal lending	27,742	24,759
Other corporate loans	227,341	205,660

	574,061	530,528
Provision for loan losses	(1,996)	(1,988)

Total	572,065	528,540

2.5.3 Continued — Changes in loan loss provision

	Insurance		Banking
	operations		operations		Total
	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,
(in EUR million)	2008*	2007	2008*	2007	2008*	2007
Opening balance	30	37	2,001	2,642	2,031	2,679
Changes in the composition of the group		(3)		98		95
Write-offs	(1)	(11)	(393)	(952)	(394)	(963)
Recoveries	1	1	49	59	50	60
Increase in loan loss provision	9	8	331	125	340	133
Exchange differences	(1)	(1)	(15)	(19)	(16)	(20)
Other changes		(1)	24	48	24	47

Closing balance	38	30	1,997	2,001	2,035	2,031

The closing balance is included in:
- amounts due from banks			1	13	1	13
- loans and advances to customers	38	30	1,996	1,988	2,034	2,018

Total	38	30	1,997	2,001	2,035	2,031

Changes in loan loss provisions relating to insurance operations are presented under Investment income. Changes in the loan loss provision relating to banking operations are presented on the face of the profit and loss account

*	Unaudited

2.5.4 Investment income*

	Insurance		Banking
	operations		operations		Total
3 month period	April 1 to June 30,
(in EUR million)	2008	2007	2008	2007	2008	2007
Income from real estate investments	21	17	51	57	72	74
Dividend income	294	318	9	14	303	332
Income from investments in debt securities	1,394	1,683			1,394	1,683
Income from loans	408	508			408	508
Realized gains/losses on disposal debt securities	(81)	(75)	(10)	59	(91)	(16)
Impairments of available-for-sale debt securities	(60)		(6)		(66)
Realized gains/losses on disposal of equity securities	675	845	54	93	729	938
Impairments of available-for-sale equity securities	(251)	(2)	(97)	(8)	(348)	(10)
Change in fair value of real estate investments	(11)	24	(188)	26	(199)	50

Total	2,389	3,318	(187)	241	2,202	3,559

2.5.4 Investment income* — continued

	Insurance		Banking
	operations		operations		Total
6 month period	January 1 to June 30,
(in EUR million)	2008	2007	2008	2007	2008	2007
Income from real estate investments	34	37	103	123	137	160
Dividend income	455	420	53	54	508	474
Income from investments in debt securities	3,165	3,233			3,165	3,233
Income from loans	861	1,153			861	1,153
Realized gains/losses on disposal debt securities	26	(65)	16	133	42	68
Impairments of available-for-sale debt securities	(112)	1	(31)		(143)	1
Realized gains/losses on disposal of equity securities	775	1,090	83	210	858	1,300
Impairments of available-for-sale equity securities	(288)	(10)	(105)	(11)	(393)	(21)
Change in fair value of real estate investments	(1)	36	(221)	52	(222)	88

Total	4,915	5,895	(102)	561	4,813	6,456

*	Unaudited

2.5.5 Other income*

	Insurance		Banking
	operations		operations		Total
3 month period	April 1 to June 30,
(in EUR million)	2008	2007	2008	2007	2008	2007
Net gains/losses on disposal of group companies	2	(1)	2	22	4	21
Valuation results on non-trading derivatives	(394)	(230)	179	(69)	(215)	(299)
Net trading income	(30)	144	249	150	219	294
Profit from associates	29	131	(8)	71	21	202
Other income	29	68	110	219	139	287

Total	(364)	112	532	393	168	505

Profit from associates includes:
Share of results from associates	29	131	(5)	71	24	202
Impairments			(3)		(3)

Total	29	131	(8)	71	21	202

2.5.5 Other income* — continued

	Insurance		Banking
	operations		operations		Total
6 month period	January 1 to June 30,
(in EUR million)	2008	2007	2008	2007	2008	2007
Net gains/losses on disposal of group companies	48	(1)	6	24	54	23
Valuation results on non-trading derivatives	132	(437)	270	(91)	402	(528)
Net trading income	(239)	226	477	499	238	725
Profit from associates	65	301	(23)	135	42	436
Other income	110	146	359	337	469	483

Total	116	235	1,089	904	1,205	1,139

Profit from associates includes:
Share of results from associates	65	301	(2)	135	63	436
Impairments			(21)		(21)

Total	65	301	(23)	135	42	436

*	Unaudited

2.5.6 Segment Reporting*

3 months ended	Insurance	Insurance	Insurance	Wholesale	Retail				Total
(in EUR million)	Europe	Americas	Asia/Pacific	Banking	Banking	ING Direct	Other	Eliminations	Group

April 1 to June 30, 2008
Total income	3,531	6,942	2,975	1,178	1,939	650	826	(611)	17,430

Underlying profit before tax	397	374	125	365	558	179	248		2,246
Divestments							2		2
Special items					(38)				(38)

Profit before tax	397	374	125	365	520	179	250		2,210

April 1 to June 30, 2007 **
Total income	4,207	7,178	3,534	1,268	1,858	571	587	(42)	19,161

Underlying profit before tax	679	593	153	604	619	171	466		3,285
Divestments	15								15
Special items					(252)				(252)

Profit before tax	694	593	153	604	367	171	466		3,048

6 months ended	Insurance	Insurance	Insurance	Wholesale	Retail				Total
(in EUR million)	Europe	Americas	Asia/Pacific	Banking	Banking	ING Direct	Other	Eliminations	Group

January 1 to June 30, 2008
Total income	7,938	14,436	7,303	2,486	3,884	1,259	1,333	(1,212)	37,427

Underlying profit before tax	736	691	306	935	1,196	333	174		4,373
Divestments		62					(15)		47
Special items					(163)				(163)

Profit before tax	736	753	306	935	1,033	333	161		4,257

January 1 to June 30, 2007 **
Total income	9,047	14,051	6,637	2,597	3,736	1,131	587	(110)	37,676
Underlying profit before tax	1,120	1,126	312	1,269	1,229	336	327		5,719
Divestments	42								42
Special items					(252)				(252)

Profit before tax	1,162	1,126	312	1,269	977	336	327		5,508

*	Unaudited

**	In the first six months of 2008, mid corporate clients in the home markets of The Netherlands, Belgium, Poland and Romania were transferred retroactively from Wholesale Banking to Retail Banking. The 2007 figures have been adjusted accordingly.

2.5.7 Acquisitions and Disposals
Oyak Emeklilik
On June 17, 2008, ING reached an agreement with Oyak Group to acquire the voluntary pension fund Oyak Emeklilik. Under the terms of the agreement ING will acquire 100 percent for a total consideration of EUR 110 million. The transaction is subject to regulatory approvals and is expected to be closed and recorded in the second half of 2008.
NRG
On December 28, 2007, ING reached an agreement with Berkshire Hathaway Group to sell its reinsurance unit, NRG N.V., for EUR 272 million. The sale is part of ING’s strategy to focus on its core activities: banking, life insurance, investments and retirement services. The sale resulted in net capital losses for ING of EUR 144 million, of which EUR 129 million was recorded in the fourth quarter of 2007, EUR 17 million in the first quarter of 2008 and a profit of EUR 2 million in the second quarter of 2008. The 2008 results were notably impacted by currency exchange rate changes.
CitiStreet
On May 2, 2008, ING Group announced that it reached an agreement with Citigroup, Inc. and State Street Corporation to acquire CitiStreet, a leading retirement plan and benefit service and administration organization in the US defined contribution marketplace. ING will acquire 100 percent of CitiStreet for a total consideration of EUR 570 million. The combined operations will make ING the third-largest defined contribution business in the United States based on combined assets under management and assets under administration. On July 1, 2008, ING received final regulatory approvals and completed the acquisition.
Interhyp
On May 19, 2008, ING Direct announced its plan to launch a public tender offer for Interhyp AG, Germany’s largest independent residential mortgage distributor, at EUR 64 per share, reflecting a valuation of the company at EUR 416 million. On July 14, 2008, ING Direct announced it had received regulatory approval. On July 30, ING Direct announced that approximately 90% of Interhyp shares were tendered, giving it a controlling stake in the company. The transaction will be recorded in the third quarter of 2008.
Mexican Insurance Business
On July 22, 2008, ING announced it had received regulatory approval and completed the sale of part of its Mexican business, Seguros ING SA de CV and subsidiaries, to AXA as announced on February 12, 2008, for a total consideration of EUR 950 million (USD 1.5 billion). The sale will allow ING to focus on growing its existing Mexican pension (Afore) and annuities businesses. The capital gain will be in a range of EUR 150 to EUR 200 million and will be recorded in the third quarter of 2008.
Chile Health Business
Consistent with its increasing focus on wealth management, ING completed the sale of its health business in Chile, ING Salud, to Said Group and Linzor Capital Partners on January 10, 2008. The sale resulted in a net capital gain of EUR 62 million in the first quarter of 2008.
Latin American Pension business
On January 17, 2008, ING closed the final transaction to acquire 100 percent of Banco Santander’s pension and annuity businesses in Mexico, Chile, Colombia, Uruguay and Argentina. On July 27, 2007 and on November 14, 2007, ING signed agreements with Banco Santander to acquire these five mandatory pension fund management companies and an annuity company in Argentina for a total consideration of EUR 1.1 billion.
The initial accounting for the fair value of the net assets of certain companies acquired within the last 12 months has been determined only provisionally at June 30, 2008. Also, the analysis of the contributory factors relating to goodwill will only be determined once the final values have been determined. The initial accounting will be completed within a year of acquisition in accordance with IFRS 3 and the policies, procedures and risk management of the companies acquired will be brought in line with ING accordingly.

2.5.8 Issuances, repurchases and repayment of debt and equity securities in issue
Preference A shares
On March 5, 2008, ING announced the tender offer for the repurchase of six million issued and outstanding (depositary receipts of) preference A shares of ING Groep N.V., with a nominal value of EUR 1.20 each. The purchase price for each share offered in accordance with the tender offer is EUR 3.60, or EUR 22 million in total. The purchase has no significant impact on ING Group’s earnings or key ratios. All preference A shares not held by ING will be cancelled.
ING Perpetuals IV
On April 3, 2008 ING announced that it intends to issue euro-denominated perpetual subordinated bonds, called ING Perpetuals IV. On April 10, 2008, ING announced that it had raised EUR 1.5 billion under the program; the coupon rate was fixed at 8% with issue price par. ING has submitted an application for the ING Perpetuals IV to be traded on Euronext Amsterdam by NYSE Euronext. The issue qualifies as hybrid Tier-1 capital for ING Group, and the proceeds from the sale will be used to finance organic growth.
Buyback
On May 23, 2008, ING announced it had completed the share buyback program started in June 2007. Under the program ING has repurchased 183 million ordinary shares in the market for a total consideration of EUR 4.9 billion. The average purchase price per share under the total program was EUR 26.77.
2.5.9 Market developments
In the first six months of 2008 the total expense recognized in the profit and loss account relating to the ongoing credit and liquidity crisis was EUR 140 million (EUR 80 million in the first quarter and EUR 60 million in the second quarter). This amount relates to exposures to pressurized asset classes and leveraged finance, as well as monoline insurers and investments in Structured Investment Vehicles (SIVs) and Asset Backed Commercial Paper. Furthermore, ING recognized EUR (398) million and EUR (3,627 million) in the second and first quarters of 2008, respectively, directly in equity relating to the pre-tax revaluation of pressurized asset classes. Disclosure on Special Purpose Entities is provided in Note 27 in 2007 Consolidated Annual Accounts in the 2007 Annual Report; no material changes occurred in the first six months of months of 2008. See also “Operating and Financial Review and Prospects – Introduction – Recent Developments in Credit Markets” for a more detailed discussion of recent developments in the credit markets

3. SHAREHOLDERS’ EQUITY AND NET PROFIT ON THE BASIS OF IFRS-IASB
3.1 Reconciliation of shareholders’ equity and net profit to IFRS-IASB
All references to IFRS-EU below refer to International Financial Reporting Standards as adopted by the EU, including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU.
The consolidated financial statements of ING Group are prepared in accordance with IFRS-EU. IFRS-EU differs from International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’.
ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under the EU ‘IAS 39 carve-out’, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognized when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges can not be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.
Effective March 4, 2008, amendments to the Form 20-F under the Securities Exchange Act of 1934, as amended, permit foreign private issuers to include financial statements prepared in accordance with IFRS-IASB without reconciliation to US GAAP. The amendments also include a two-year transition provision to accommodate issuers, such as ING Group that apply the EU IAS 39 hedge accounting carve-out and provide a reconciliation of profit and equity under IFRS-EU to IFRS-IASB. However, these issuers must continue to provide reconciliations from IFRS-EU to US GAAP for any financial statements presented related to periods prior to the financial year that ends after November 15, 2007. Accordingly, ING has presented below a reconciliation of shareholders’ equity as of June 30, 2008 and December 31, 2007 and net profit for the six months ended June 30, 2008 from IFRS-EU to IFRS-IASB, as well as a reconciliation of net profit for the six months ended June 30, 2007 from IFRS-EU to US GAAP in Note 4 to the condensed interim accounts.
The shareholders’ equity and net profit amounts in accordance with IFRS-IASB disclosed below are determined by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. The reconciliation to IFRS-IASB accordingly does not take account of the fact that had ING Group applied IFRS-IASB as its primary accounting framework it may have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting, which could have resulted in different shareholders’ equity and net profit amounts compared to those disclosed below.
Reconciliation of shareholders’ equity and net profit to IFRS- IASB 2008

	Shareholders’ equity		Net profit
	June 30,	December 31,	June 30,
	2008(1)	2007	2008(1)
In accordance with IFRS-EU	28,060	37,208	3,460

Adjustment of the EU ‘IAS 39 carve out’	1,814	694	1,120
Tax effect of the adjustment	(470)	(184)	(286)

Effect of adjustment after tax	1,344	510	834

In accordance with IFRS-IASB	29,404	37,718	4,294

(1)	Unaudited

The above reconciling items between IFRS-EU and IFRS-IASB relate to the ‘Valuation results on non-trading derivatives’ and ‘Taxation’ line items in the consolidated profit and loss account and the ‘Loans and advances to customers’, Other Liabilities (deferred tax payable) and ‘Share holders’ equity parent’ line items in the consolidated balance sheet.
3.2 Net profit per share

June 30,
2008(1)
Net profit determined in accordance with IFRS-EU	3,460
Reconciling adjustments to net profit IFRS-IASB	834

Net profit/(loss) determined in accordance with IFRS-IASB	4,294

Weighted average ordinary shares outstanding	2,058.3

Basic earnings/(loss) per share:
IFRS-EU	1.68
IFRS-IASB	2.09

Diluted earnings/(loss) per share:
IFRS-EU	1.68
IFRS-IASB	2.08

(1)	Unaudited
4. NET PROFIT ON THE BASIS OF US GAAP
All references to IFRS-EU in this section refer to International Financial Reporting Standards as adopted by the EU, including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU.
The consolidated financial statements of ING Group are presented in accordance with IFRS-EU. IFRS-EU differs in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The following information includes a summary of the significant differences between the two frameworks and additional disclosures required under US GAAP.
4.1 Valuation and income recognition differences between IFRS-EU and US GAAP
Goodwill
Under IFRS-EU, goodwill is capitalized on acquisitions after January 1, 2004; goodwill on acquisitions prior to January 1, 2004 was charged directly to equity. Under US GAAP, goodwill is capitalized on all acquisitions. When a reporting unit or a business is to be disposed of, goodwill associated with that reporting unit or business is included in the carrying amount of the reporting unit or business in determining the gain or loss on disposal. The transition difference as at January 1, 2004 may therefore result in differences in results on disposal in subsequent periods. In addition, the transition difference may result in differences in impairments in future years. The amount of transition difference changes due to foreign currency translation effect.
The timing of the recognition of certain aspects of goodwill may be different under IFRS-EU and US GAAP because IFRS-EU requires that contingent consideration be recorded at the date of acquisition, with subsequent adjustments to contingent consideration reflected in goodwill. Under US GAAP, contingent consideration is only recorded when the contingency is resolved and the consideration is issued or becomes issuable.
This item includes intangible assets and related amortization related to acquisitions before January 1, 2004, which under IFRS-EU were charged directly to equity as part of goodwill.
Real estate
Investment property
Under IFRS-EU, investment property is measured at fair value, with changes in fair value recognized in the profit and loss account. No depreciation is recorded. Under US GAAP, investment property is measured at cost less depreciation and impairment. Depreciation is charged to the profit and loss account. Realized results on disposal are reported in the profit and loss account.
Property in own use
Under IFRS-EU, property in own use is measured at fair value with changes in fair value recognized in equity. Negative revaluation reserves on a property-by-property basis are charged to the profit and loss account. Subsequent recoveries are recognized as income up to the original cost. Depreciation over the fair value is charged to the profit and loss account. On disposal any revaluation reserve remains in equity and any difference between the carrying amount of the property and the sales price is reported in the profit and loss account. Under US GAAP, property in own use is measured at cost less depreciation and impairment. Depreciation over the cost basis is charged to the profit and loss account. Realized results on disposal are reported in the profit and loss account. Impairments are an adjustment to the cost basis and are not reversed on subsequent recovery.
Sale and leaseback
Under IFRS-EU the gains and losses arising from a sale and operating leaseback transaction are recognized immediately, provided the transaction has been concluded at fair value. Under US GAAP, gains on a sale and operating leaseback transaction are generally amortized over the future period of the lease.
Debt securities
Held to maturity investments
Under IFRS-EU, assets designated as held-to-maturity at the date of implementing IFRS-EU (January 1, 2005) were recorded at the amortized cost value as at that date. Under US GAAP, these assets were transferred to held-to-maturity from available-for-sale at the January 1, 2005 fair value. The difference between fair value and amortized cost at January 1, 2005 is amortized over the remaining life. For assets designated as held-to-maturity after January 1, 2005 there is no difference between IFRS-EU and US GAAP.
Effective interest on prepayment sensitive assets
Under IFRS-EU, in applying the effective yield method to determine amortized cost of prepayment sensitive assets, the original effective yield is maintained and any recognized adjustment, based on changes in future cash flow estimates, is made to the carrying amount of the asset (cumulative catch-up method). Under US GAAP, for investments in highly-leveraged beneficial interests, the prospective method is used to calculate a new yield. The prospective method discounts projected cash flows to the current carrying amount and utilizes the new yield in future periods. For other prepayment sensitive assets the new yield is calculated using the retrospective method. Under the retrospective method, actual plus projected cash flows are discounted to the original purchase price and the new yield is used to calculate a revised current carrying amount of the asset, with any difference recorded in current period earnings.
Foreign currency translation
Under IFRS-EU, foreign currency translation results on translating the amortized cost of available-for-sale debt securities is included in the profit and loss account. The difference between fair value and amortized cost as translated into the functional currency is included in the revaluation reserve in equity. Under US GAAP all foreign currency translation results on available-for-sale debt securities are recognized in shareholders’ equity as part of the fair value adjustment (revaluation reserve).
Impairments
Under IFRS-EU interest related unrealized losses on available-for-sale debt securities, which are fully related to fluctuations in risk free market interest rates, do not result in an impairment loss. Under US GAAP, interest related impairment losses are recognized based on certain factors including the intent and ability to hold the security to recovery.
Reversals of impairments
Under IFRS-EU, prior impairments on debt securities may be reversed if there is an increase in fair value that can be objectively related to a new event. Under US GAAP, impairments on debt securities are not reversed.
Derivatives and hedge accounting
Under IFRS-EU, hedge accounting is applied where possible. Accordingly, under IFRS-EU gains and losses on derivatives are deferred in equity when hedging relationships are designated as cash flow hedges. Adjustments are made to hedged items when hedging relationships are designated as fair value hedges. Under US GAAP, the Group has opted to not apply hedge accounting except for items specifically designated as a hedge under US GAAP (including certain hedges of net investments in foreign operations). Accordingly, under US GAAP all derivatives other than those designated as hedges are marked-to-market through the income statement and no adjustments to hedged items are recognized.
Fair value option
Under IFRS-EU, certain financial instruments are designated as ‘at fair value through profit and loss’. For US GAAP, these financial instruments are reported as either available-for-sale instruments with movements in fair value recognized in shareholders’ equity or as loans and receivables which are carried at amortized cost.
Deferred acquisition costs
Under IFRS-EU, acquisition costs of certain life insurance business involving the receipt of regular premiums are recognized and amortized to the profit and loss account in proportion to future premiums. Under US GAAP, deferred acquisition costs of traditional insurance contracts are likewise amortized in proportion to future premiums. For universal-life type contracts, investment contracts and for participating individual life insurance contracts, deferred acquisition costs are amortized at a constant rate based on the present value of the estimated gross profit margins expected to be realized over the life of the book of contracts. Changes in estimated gross profits result in a retroactive adjustment recorded in the period the estimate of future gross profits change. Both under IFRS-EU and US GAAP deferred acquisition costs are adjusted, where applicable, (through equity) to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized. However, the amounts may be different due to differences in underlying accounting principles.
Provision for insurance liabilities
Under IFRS-EU the provision for life policy liabilities is calculated on the basis of a prudent prospective actuarial method, having regard to the conditions of current insurance contracts. Under IFRS-EU specific methodologies may differ between business units as they may reflect local regulatory requirements and local practices. The differences between IFRS-EU and US GAAP relate mainly to reserve adequacy and the treatment of initial expenses and the assumptions which are made in calculating the provisions with regard to the yield on the investments.
Reserve adequacy
Adequacy testing of the provisions for life policy liabilities, net of unamortized policy acquisition costs and value of business acquired, is performed similarly under both IFRS-EU and US GAAP. A reserve inadequacy (under US GAAP: a ‘premium deficiency’) exists if the life policy liabilities plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses and to recover any unamortized policy acquisition costs and value of business acquired. Reserve strengthening is immediately recognized as an additional provision for insurance liabilities under IFRS-EU if a business line1 is determined to have an inadequate reserve when tested using a 50% confidence level, or if the Group’s reserve is inadequate using a 90% confidence level. Furthermore, reserve strengthening may be recognized over time if a business unit’s reserve is inadequate using a 90% confidence level. Premium deficiencies are recognized under US GAAP as a reduction of the unamortized value of business acquired or deferred acquisition costs, as applicable, and then as an increase in the provision for life policy liabilities if a business unit’s reserve is determined to be inadequate using a 50% confidence level. Based on the differences in the life policy liabilities under IFRS-EU and US GAAP, and the different levels at which the testing is evaluated, a premium deficiency may be calculated and recognized differently under US GAAP.
Furthermore, a shadow premium deficiency may arise under US GAAP when unrealized investment gains related to available-for-sale securities are included in the US GAAP adequacy testing as if the gains had been realized. This approach results in an adjustment to equity for any shadow premium deficiency calculated and an adjustment to the current year’s value of business acquired, deferred acquisition costs, or provision for life policy liabilities as above. This adjustment is recorded under US GAAP but is not recorded for IFRS-EU purposes.
Treatment of initial expenses and assumptions with regard to yield on investments

Several differences exist between IFRS-EU and US GAAP in the treatment of initial expenses and the assumptions which are made in calculating the provisions with regard to the yield on investments. The most significant are as follows:
–	some business units use a statutory interest rate in calculating the insurance provision under IFRS-EU, whereas under US GAAP a best estimate investment yield less a provision for adverse deviation is used; and

–	some business units defer a lower or higher amount of initial expenses to future periods under IFRS-EU compared to US GAAP; which also produces a partially offsetting reconciling item for DAC.
Deferred profit sharing
Under IFRS-EU, a deferred policyholder profit sharing liability is established for the realized and unrealized investment results allocated to insurance contracts with discretionary participation or with a legal/constructive obligation to share investment results with policyholders. Under US GAAP, such deferred liability is only recognized for legal obligations.
Employee benefits
Unrecognized actuarial gains and losses
Under IFRS-EU, all previously unrecognized actuarial gains and losses were charged to equity at January 1, 2004. Under US GAAP, no reset of actuarial gains and losses was applied at January 1, 2004. However, as from December 31, 2006 all previously unrecognized actuarial gains and losses have been recognized on the balance sheet as explained below.
Funded status
Under US GAAP, the funded status of defined pension plans is fully recognized in the balance sheet. That amount is measured as the difference between the fair value of plan assets and the projected benefit obligation. Actuarial gains and losses and prior service cost or credits that have not yet been recognized through earnings as net periodic pension cost are recognized in shareholders’ equity until they are amortized. IFRS-EU does not require that all gains or losses are recognized in the balance sheet.
Equity instruments
Under IFRS-EU, instruments with the legal form of equity but with fixed or determinable repayments or dividends are classified as ‘liabilities’. Under US GAAP, these instruments are classified as ‘equity’.
Provision for restructuring
Under IFRS-EU, certain restructuring costs relating to employee terminations are recognized when a restructuring plan has been announced. Under US GAAP, liabilities related to termination benefits are recognized when incurred. Employee termination costs are generally considered to be incurred when certain criteria have been met and the plan has been communicated to employees (communication date). Liabilities are recognized on the communication date unless further service (beyond a minimum retention period) is required from the employee in which case costs are recognized as benefits are earned.
Associates and other equity investments
Differences arise between US GAAP and IFRS-EU for associates for which equity accounting is applied due to underlying differences between IFRS-EU and US GAAP in the associates’ equity and profit and loss. These mainly relate to underlying differences in the accounting treatment for real estate.
Other
Other includes the effect of certain other differences between IFRS-EU and US GAAP, which both individually and in aggregate have no significant effect on shareholders’ equity and net profit for the period.
Taxation
A tax difference arises between IFRS-EU and US GAAP from the tax effect of the IFRS-EU and US GAAP reconciling adjustments.
Under IFRS-EU the tax charge is normalized during the year by applying the expected annual effective tax rates. Under US GAAP, the tax charge is also normalized, however certain items are required to be recognized in the quarter in which they occur instead of being normalized. There is no impact on an annual basis.

The impact of changes in tax rates result from fluctuations in certain tax jurisdictions’ tax rates, as well as from changes in organizational structure, which result in changes in tax regimes with different tax rates. Under IFRS-EU, the impact of changes in tax rates which are applied to temporary differences which were initially established through the revaluation reserve are also reflected through the revaluation reserve. Under US GAAP, the effect of changes in tax rates is reported in net income.
Under IFRS income tax contingencies are provided for at the best estimate amount if the estimated probability of cash outflow is probable. Under US GAAP, income tax benefits are recognized if it is more likely than not that they will be sustained; in that case, the largest amount that has a more than 50% likelihood of being realized is recognized.
4.2 Reconciliation of net profit to US GAAP

Net profit
June 30,
(in EUR million)	2007*
Amounts in accordance with IFRS-EU	4,452
Adjustments in respect of:
Goodwill	(9)
Real estate	(94)
Debt securities	(98)
Derivatives and hedge accounting	(66)
Fair value option	(96)
Deferred acquisition costs and value of business acquired	(16)
Provision for insurance liabilities	(32)
Deferred profit sharing	20
Employee benefits	(40)
Equity instruments	10
Provision for restructuring	198
Associates and other equity investments	(155)
Other
Subtotal	(378)

Taxation	(131)
Minority interests in adjustments (after tax)	21

Total adjustments after tax	(226)

Amounts in accordance with US GAAP (excluding effects of changes in accounting principles)	4,226

Cumulative effect of changes in accounting principles

Amounts in accordance with US GAAP	4,226

4.3 Net profit per share*

June 30,
(in EUR million, except for amounts per share)	2007
Net profit determined in accordance with IFRS-EU	4,452
Reconciling adjustments to net profit US GAAP	(226)
Net profit determined in accordance with US GAAP	4,226

Weighted average ordinary shares outstanding	2,160.5

Basic earnings per share:
IFRS-EU	2.06
US GAAP	1.96

*	Unaudited

4.4 Additional information required under US GAAP
The following information represents additional disclosures required under US GAAP. The information has been prepared in accordance with IFRS-EU unless it specifically states that it is based on US GAAP.
(a) Investment portfolio impairments and unrealized losses
The following tables show the (amortized) cost, the gross unrealized gains and losses and fair value of ING’s investments in marketable securities aggregated by type of security at June 30, 2007. The debt and equity securities consist of investments with various issuers over several industry and geographical sectors. Debt securities include fixed-interest securities, with the exception of mortgage loans and policy loans.

		Gross	Gross
	Amortized	unrealized	unrealized
(in EUR million)	cost	gains	losses	Fair value
June 30, 2007*
Debt securities held-to-maturity	17,299		541	16,758

Debt securities available-for-sale:
- Dutch Government	6,670	173	240	6,603
- Foreign Government	83,877	1,616	1,971	83,522
- Corporate debt securities	65,448	545	1,262	64,731
- Asset-backed securities	106,871	244	2,007	105,108
- Other	7,468	95	166	7,397

Sub-total debt securities available-for-sale	270,334	2,673	5,646	267,361

Equity securities	13,304	6,778	132	19,950

Total	300,937	9,451	6,319	304,069

*	Unaudited

The following tables show the duration of unrealized losses that are not deemed to be other-than-temporarily impaired and the fair value of the investments with those unrealized losses as at June 30, 2007, broken down by type of security and by the period of time for which the fair value was below cost price:

	Less than 6 months below		Between 6 and 12 months
	cost		below cost
		Unrealized		Unrealized
(in EUR million)	Fair value	losses	Fair value	losses
June 30, 2007*
Debt securities held-to-maturity	6,376	125	3,131	65

Debt securities available-for-sale:
- Dutch Government	2,465	155	765	53
- Foreign Government	28,602	921	6,207	299
- Corporate debt securities	17,171	402	3,837	147
- Asset-backed securities	28,048	446	8,065	283
- Other	2,451	58	465	16

Sub-total debt securities available-for-sale	78,737	1,982	19,339	798

Equity securities available-for-sale	1,460	72	164	10

Total	86,573	2,179	22,634	873

	More than 12 months below
	cost		Total
		Unrealized		Unrealized
(in EUR million)	Fair value	losses	Fair value	losses
June 30, 2007*
Debt securities held-to-maturity	7,194	351	16,701	541

Debt securities available-for-sale:
- Dutch Government	852	32	4,082	240
- Foreign Government	13,885	751	48,694	1,971
- Corporate debt securities	15,394	713	36,402	1,262
- Asset-backed securities	32,826	1,278	68,939	2,007
- Other	1,990	92	4,906	166

Sub-total debt securities available-for-sale	64,947	2,866	163,023	5,646

Equity securities available-for-sale	487	50	2,111	132

Total	72,628	3,267	181,835	6,319

*	Unaudited
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. The impairment review focuses on issuer specific developments regarding the financial condition of the issuer, taking into account the Group’s intent and ability to hold the securities with unrealized losses as at year-end until anticipated full recovery. Other factors considered in determining whether the assets are impaired include the evaluation of the level and trends of interest rates, trends and level of volatility in stock markets, financial condition of the issuer or counterparty, economic developments and expectations in the business segment in which the issuer or counterparty operates. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired.
In accordance with Group policy, an impairment of EUR 21 million for June 30, 2007, for both IFRS-EU and US GAAP was recognized for unrealized losses related to equity securities classified as available-for-sale that had a significant or prolonged decline in fair value below cost.
For US GAAP an additional impairment of EUR 70 million was recognized relating to available-for-sale debt securities having unrealized losses for which it was determined that the Group as at June 30, 2007 did not have the intent to hold the securities until anticipated full recovery.

The Group has determined that the remaining unrealized losses on the company’s investments in debt securities and equity securities at June 30, 2007 are temporary in nature.
The Group does not consider the securities with unrealized losses for over 12 months as of June 30, 2007 to be impaired, due to one, or a combination, of the following factors:
–	the market values of securities are only insignificantly lower than the cost price

–	the unrealized loss arose due to changes interest rates, however this has not effected the expected future cash flows and the Group has the intent and ability to hold these securities to anticipated full recovery, or

–	the issuers of debt securities are not considered to be in financial difficulty, despite the fact that their credit rating has been lowered, reducing the market value of their securities.
Under IFRS, if, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the profit and loss account. Under US GAAP impairments may not be reversed in future periods.
Impairment losses recognized in the profit and loss account on equity instruments are not reversed through the profit and loss account under either IFRS or US GAAP.
(b) Goodwill
ING Group performs the goodwill impairment test if any events or a change in circumstances indicate that impairment may have taken place, or at a minimum on an annual basis. Evaluating whether or not the indication of impairment is significant enough to require an impairment test to be performed involves significant judgment. ING Group performs the annual goodwill impairment test in the fourth quarter for all segments.
The annual goodwill impairment test is performed in two steps:
In Step 1, ING Group determines the fair value of each reporting unit and compares this fair value to the carrying amount of the reporting unit. If that carrying amount exceeds the calculated fair value, ING Group is required to perform Step 2 of the goodwill impairment test.
In Step 2, the fair value of the reporting unit is allocated to all of the assets and liabilities of that reporting unit in a manner similar to a purchase price allocation, in accordance with FAS 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill that is compared to the carrying value of goodwill. Goodwill impairment is recorded to the extent that carrying value of goodwill exceeds the calculated implied fair value of goodwill.
There is no indication that goodwill is impaired as of June 30, 2007.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V. (Registrant)

By:	/s/ J. Hele

J. Hele
Chief Financial Officer

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control
Dated: September 3, 2008